Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated March 16, 2021

to

Prospectus dated March 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated March 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2021;

•	to disclose the calculation of our February 28, 2021 net asset value (“NAV”) per share for all share classes;

•	to provide other updates to our portfolio and our business.

April 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2021 (and repurchases as of March 31, 2021) is as follows:

Transaction Price (per share)
Class S	$25.3029
Class T	$25.0918
Class D	$25.1219
Class M	$25.1815
Class I	$24.5778
Class F*	$25.0840
Class Y*	$24.6127

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The April 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since February 28, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2021.

The following table provides a breakdown of the major components of our total NAV as of February 28, 2021 (dollar amounts in thousands):

Components of NAV	February 28, 2021
Loans receivable	$764,156
Mortgage-backed securities held-to-maturity	37,400
Cash and cash equivalents	9,722
Restricted cash	18,481
Other assets	8,025
Collateralized loan obligation, net of deferred financing costs	(323,268)
Repurchase agreements payable, net of deferred financing costs	(141,450)
Accrued stockholder servicing fees(1)	(152)
Other liabilities	(7,297)

Net asset value	$365,617

Number of outstanding shares	14,565,728

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of February 28, 2021, we accrued under GAAP $17,380 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$172,549	$32,080	$13,624	$52,671	$70,064	$22,859	$1,770	$365,617
Number of outstanding shares	6,819,339	1,278,497	542,318	2,091,656	2,850,725	911,289	71,904	14,565,728

NAV per Share as of February 28, 2021	$25.3029	$25.0918	$25.1219	$25.1815	$24.5778	$25.0840	$24.6127

Portfolio update

In February 2021, we continued to execute on our primary investment objective of generating an attractive level of current income while NAV performance remained generally stable.

We closed on two new loan originations in February totaling $24.0 million, consistent with our strategy of focusing on what we believe to be COVID-resilient investments. One of the loans was collateralized by a multifamily property in a desirable neighborhood in Brooklyn, NY and the other was backed by a two-story industrial property in Elizabeth, NJ, directly adjacent to the Newark International Airport.

There were no paydowns during February 2021 and we have not recorded any impairments or non-accruals in our loan portfolio as of February 28, 2021. In addition, 97% of our loan portfolio was current as of February 28, 2020.

Emblematic of our proactive approach with our borrowers, we successfully resolved the one previously delinquent loan in the portfolio. The property was sold to a third-party for an amount in excess of our loan balance. In connection with the transaction, we collected all previously unpaid interest, an exit fee and default interest. The loan was restructured and extended for the new property owner who reduced the principal balance by $3 million and funded a 12-month interest reserve.

More broadly, our lending strategy has focused on originating short-term (2–3 years), floating-rate, senior loans, which has helped preserve investor capital while providing a natural turnover of the portfolio. The short-term nature of our typical loans allows us to regularly adjust the portfolio to current market conditions. Through the normal course of repayments and paydowns, approximately 27% of our portfolio turned over in 2020. The repayments, along with an increase in the pace of capital raising in our continuous public offering over the last several months, provided us with significant capital to deploy into new originations at what we believe are attractive terms in the current environment.

Financing Arrangements

BB-1 Facility

On February 22, 2021, FS CREIT Finance BB-1 LLC (“BB-1”), an indirect wholly owned special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc. (the “Company”), entered into a Master Repurchase Agreement (the “BB-1 Repurchase Agreement,” and together with the related transaction documents, the “BB-1 Facility”), as seller, with Barclays Bank PLC (“Barclays”), as purchaser, to finance the acquisition and origination of whole, performing senior commercial or multifamily floating rate mortgage loans secured by first liens on office, retail, industrial, hospitality, multifamily, self-storage and manufactured housing property (or a combination of the foregoing, including associated parking structures). The initial maximum amount of financing available under the BB-1 Facility is $175 million. BB-1 may, with the consent of Barclays, elect to increase the maximum amount of financing available to $250 million. Each transaction under the BB-1 Facility will have its own specific terms, such as identification of the assets subject to the transaction, sale price, repurchase price and rate.

The initial availability period of the BB-1 Facility (during which financing under the BB-1 Facility may be used for acquisition and origination of new assets) is three years. BB-1 may extend the availability period for a one-year term extension, so long as certain conditions are met. After the end of the availability period, BB-1 may exercise an option to commence a one-year amortization period up to two times, so long as certain conditions are met. During the amortization period, certain of the terms of the BB-1 Facility will be modified, including a requirement to pay down a certain amount of the outstanding purchase price of each asset financed under the BB-1 Facility.

In connection with the BB-1 Repurchase Agreement, the Company entered into a Guaranty (the “BB-1 Guaranty”) pursuant to which the Company guarantees 25% of BB-1’s obligations under the BB-1 Repurchase Agreement, subject to limitations specified therein. The BB-1 Guarantee may become full recourse to the Company upon the occurrence of certain events, including willful bad acts by the Company or BB-1.

The BB-1 Repurchase Agreement and BB-1 Guaranty contain representations, warranties, covenants, events of default and indemnities that are customary for agreements of their type. In addition, the Company is required (i) to maintain its adjusted tangible net worth at an amount not less than the greater of (x) 75% of the net cash proceeds of any equity issuance by the Company plus 75% of the net available capital commitments callable by the Company, minus 75% of the amounts expended for equity redemptions or repurchases by the Company and (y) 75% of the then-current maximum facility amount under the Master Repurchase and Securities Contract, dated August 30, 2017, as amended, between FS CREIT Finance WF-1 LLC, an indirect wholly owned special-purpose financing subsidiary of the Company, as seller, and Wells Fargo, National Association, as buyer; (ii) to maintain an EBITDA to interest expense ratio not less than 1.50 to 1.00; (iii) to maintain a total indebtedness to tangible net worth ratio of less than 3.00 to 1.00; and (iv) to maintain minimum liquidity plus net available capital commitments, if any, at not less than 7.5% of the amount outstanding under the BB-1 Facility.